UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

CARDIUM THERAPEUTICS, INC.
(Full Name of Registrant)

12255 El Camino Real, Suite 250 San Diego, California 92130
(Address of Principal Executive Office)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cardium Therapeutics, Inc. (the “Company”) was unable, without unreasonable effort and additional expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Annual Report”) by the March 16, 2009 deadline applicable to accelerated filers because the Company and its independent registered public accounting firm require additional time to complete the audit of the financial statements for the fiscal year ended December 31, 2008 to be incorporated into the Annual Report. In particular, as a result of financial and time resource constraints, the Company did not fully initiate work on the audit by its independent registered public accounting firm until the completion of the Company’s additional secured debt financing on March 5, 2009. The Company anticipates the audit will be completed and the Annual Report will be filed no later than March 31, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Dennis M. Mulroy, Chief Financial Officer	(858) 436-1000
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company is in the process of finalizing its year-end financial reporting as noted above, the Company currently estimates it will report revenue of approximately $2.4 million for the fiscal year ended December 31, 2008, a 52.4% increase from fiscal 2007, and $559,121 for the fourth quarter of fiscal 2008, an 18.2% decrease from the comparable quarter last year. The Company also currently estimates it will report (i) total operating expenses of approximately $24.7 million for the year ended December 31, 2008, compared to $26.0 million for the year ended December 31, 2007; (ii) a loss from operations of approximately $23.7 million for the year ended December 31, 2008, compared to a loss from operations of $25.8 million for the year ended December 31, 2007; (iii) a net loss of approximately $24.6 million for the year ended December 31, 2008, compared to a net loss of $25.3 million for the year ended December 31, 2007; and (iv) a net loss per share of approximately $0.55 for the year ended December 31, 2008, compared to a net loss per share of $0.64 for the year ended December 31, 2007. Please keep in mind the foregoing results are only estimates as of the date of this filing and are subject to change.

CARDIUM THERAPEUTICS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2009	By:	/s/ Dennis M. Mulroy
Dennis M. Mulroy, Chief Financial Officer